May 8, 2007

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrownrowe.com

Jon D. Van Gorp

Direct Tel (312) 701-7091

Direct Fax (312) 706-8362

jvangorp@mayerbrownrowe.com

Ms. Hanna T. Teshome Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561

Re:	Westpac Securitisation Management Pty Limited

Amendment No. 1 to the Registration Statement

on Form S-3

Filed March 30, 2007

File No: 333-140399

Dear Ms. Teshome:

In this letter, Westpac Securitisation Management Pty Limited (the “Registrant”) supplements its response to comment two of the Commission staff’s comment letter dated April 20, 2007 concerning the captioned Registration Statement (the “Comment Letter”).

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Base Prospectus

The Issuer Trustee / The Seller Trustee / The Note Trustee, page 41

2.	If the issuing entity intends to rely on rule 3a-7 under the 1940 Act, please explain whether any trustee meets the requirements imposed by rule 3a-7(a)(4), including the requirement that the trustee be a bank and not be affiliated, as that term is defined in rule 405 under the Securities Act of 1933, with the issuer or with any person involved in the organization or operation of the issuer. Please also explain whether such a trustee will take the actions necessary to meet the requirements in rule 3a-7(a)(4)(ii) and (iii). To the extent that these requirements are not met, please explain how the issuing entity would be in conformity with the rule.

Ms. Hanna T. Teshome

Supplemental Response

If an issuing entity relies on Rule 3a-7, such issuing entity will comply with such rule, including the requirement imposed by Rule 3a-7(a)(4) that the trustee be a bank and not be affiliated with the issuer or with any person involved in the organization or operation of the issuer. Specifically, to comply with Rule 3a-7(a)(4)(i), each of the issuer trustee, the note trustee and the security trustee will be banks and will not be affiliated with the Trust Manager or any person involved in the organization or operation of the Trust Manager, and each of the note trustee and the security trustee will not be affiliated with the issuer trustee or any person involved in the organization or operation of the issuer trustee. Also, in connection with Rule 3a-7(a)(4)(i), neither the note trustee, the security trustee nor the issuer trustee of any trust that is structured to rely on Rule 3a-7 will be permitted to resign unless the (i) the trust has been completely liquidated and the proceeds of the liquidation have been distributed to the noteholders or (ii) a successor note trustee, security trustee or issuer trustee that satisfies the requirements of 3a-7 has been appointed and has accepted such appointment. To comply with Rule 3a-7(a)(4)(ii), the issuer trustee will have a valid ownership interest in the trust assets and, in addition, under the Security Trust Deed, the issuer trustee will grant a floating charge over all of the trust’s assets in favor of the security trustee. A charge is the equivalent of a security interest under U.S. law. A floating charge is a charge that does not attached to a specific asset but instead “floats” over a class of assets, in this case the trust assets, that may change from time to time. Finally, to comply with Rule 3a-7(a)(4)(iii), all collections on the trust assets received by Westpac, as servicer, will be deposited into a segregated collection account established for the related trust within two business days after receipt thereof, unless Westpac maintains the collection account and maintains a corporate debt rating in one of the highest short term debt ratings categories of both Standard & Poor’s and Moody’s, in which case Westpac will be allowed to remit collections on a monthly basis two business days prior to the related payment date. This collection account will be included in the trust assets pledged to the security trustee and will be under the control of the issuer trustee. The collection account must be established and maintained at a highly rated approved bank.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp

Jon D. Van Gorp